N E W S R E L E A S E

September 12, 2016

Nevsun Announces a Dividend Reinvestment Plan

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (“Nevsun” or the “Company”) is pleased to announce its intention to introduce a dividend reinvestment plan (“DRIP”). The DRIP will allow shareholders to reinvest their cash dividends into additional common shares. Participation in the DRIP will be optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Details on the DRIP and the timing of implementation will be provided in the announcement of the third quarter 2016 dividend which is expected no later than September 22, 2016.

Benefits of the DRIP for Nevsun shareholders would include:

  Commission free – Shareholders will not pay any costs or commissions in connection with purchases of common shares under the DRIP.
  Discount – Common shares issued under the DRIP at a discount to the market price.
  Full or partial participation – Shareholders can elect to receive all or part of their dividend in additional common shares.
  Participation rights – Shareholders can elect to participate or cease to participate in the DRIP from time to time.

Cliff Davis, Nevsun’s CEO commented: “Our dividend is core to our capital allocation philosophy.  The newly implemented DRIP allows our shareholders to redeploy the Company’s dividend in a cost efficient manner while increasing equity participation in the Company’s tremendous growth profile.”

Participation in the DRIP is open to all registered and beneficial shareholders in Canada, the United States and other jurisdictions where participation in the DRIP would not be prohibited or restricted by applicable law. Dividends are paid only when declared by Nevsun’s Board of Directors and the Company may, in its discretion, change or eliminate the discount applicable to treasury acquisitions, or any other terms of the DRIP.

The DRIP, which is currently being finalized, is subject to Toronto Stock Exchange and New York Stock Exchange approval.  Following approval by Nevsun’s Board and the exchanges, details of the DRIP and how to enroll in it will be provided on the Company’s  website at www.nevsun.com/investors/dividends/.

This news release is not an offer to sell or a solicitation of an offer of securities. Nevsun plans to also file a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission.

About Nevsun Resources

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet, no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, ”hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) Cukaru Peki Upper Zone Deposit preliminary economic assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and other risks are more fully described in the Company’s Management Information Circulars dated May 18, 2016 with respect to the proposed arrangement between Reservoir Minerals Inc. and Nevsun, and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com